NEWS RELEASE

SHAW DECLARES DIVIDEND PAYABLE ON PREFERRED SHARES

Calgary, Alberta (April 14, 2015) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared the quarterly dividend on its Cumulative Redeemable Rate Reset Preferred Shares, Series A (the “Series A Shares”) for the three-month period ended June 30, 2015. The dividend of $0.28125 per Series A Share will be payable on June 30, 2015 to holders of record at the close of business on June 15, 2015.

The Series A Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.A.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shareholders will not be entitled to receive this dividend unless they are holders of record on the record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca